EX-FILING FEES
Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$4,284,000.00	0.0001102	$472.10
Total Transaction Valuation	$4,284,000.00
Total Fees Due for Filing			$472.10
Total Fees Previously Paid	—
Total Fee Offsets			—
Net Fee Due			$472.10

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